Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

Three months	Six months
ended June 30,	ended June 30,
2011	2010	2011	2010

Net income (loss)	$66	$(118)	$115	$(143)

Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net income (loss) allocable to Class A Unit Holders	$66	$(118)	$115	$(143)

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income (loss) per Class A Unit	$0.01	$(0.02)	$0.02	$(0.02)

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